Sit Mutual Funds

Municipal Bonds
December 31, 2016

F. Conner Murnighan
Regional Sales Manager
Sit Investment Associates, Inc.
3300 IDS Center
80 South 8th Street
Minneapolis, MN 55402-2211
Phone: 612-342-2018
Email: fcm@sitinvest.com
www.sitfunds.com

Outline of Presentation

Corporate Values and Goals Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.

Sit Mutual Funds
A Family of No-Load Mutual Funds
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be a premier investment management firm.

Sit Investment Associates, Inc. Total Assets Under Management
As of September 30, 2016: $13.7 Billion

- Equity $2.9 Billion
- Fixed Income $10.8 Billion
- Institutional Separate Accounts $10.8 Billion
- Sit Mutual Funds $2.9 Billion

History

1981

- Sit Investment Associates, Inc. is founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S.
- Sit Mutual Funds formed

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

Investment Philosophy

Equity Management

- To achieve superior long-term absolute and real returns through investing in growth-oriented investment opportunities.
- We invest primarily in high quality growth companies worldwide that have the potential to increase earnings at a faster rate than the representative economy and market index and are at reasonable valuation levels.

Fixed Income Management

- To attain consistent, superior risk-adjusted returns using a conservative investment style.
- We utilize investment grade securities, with special emphasis on fixed income securities that provide high interest income and stability of principal value.

Sit Investment Associates, Inc. Professionals

Equity

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	26	19
Kent L. Johnson, CFA	24	27
Ronald D. Sit, CFA	32	32
David A. Brown, CFA	22	19
Denise A. Anderson, Ph.D.	19	8
Joseph R. Eshoo	22	8
Michael T. Manns	30	2
Michael C. Marzolf	18	0
Tasha M. Murdoff	17	21
Mark A. Pepper	18	13
Raymond E. Sit	25	25
Robert W. Sit, CFA	25	25
Michael J. Stellmacher, CFA	25	15
Stacey M. Curme	20	24
Ningning Tang, CFA	13	9
Bradley W. Meyer	14	15
Lee J. Feltman, CFA	9	9
Eric M. Manthe	5	12
Nicholas D. Tich	9	11
Samuel K. V. Krawczyk	2	2

Total Years Investment Experience 362 Years
Average Years Investment Experience 18.1 Years

Fixed Income

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	26	19
Michael C. Brilley	49	32
Bryce A. Doty, CFA	26	21
Paul J. Jungquist, CFA, CPA	22	22
Mark H. Book, CFA, CMA	31	16
Christopher M. Rasmussen, CF	15	17
Todd S. Emerson, CFA	22	10
Matthew T. Hilliard, CFA	13	9
Jessica A. Ersfeld, CFA	10	8
Michael C. Hubbard, CFA	11	5
Michael J. Reich, CFA	10	12
Kevin P. O'Brien, CFA	14	15
Peter A. Ellingboe	6	3
Jason B. Miller, CFA	9	3
Charles D. Officer, CFA	7	2
Andrew J. Tich	9	10
Marci A. Lorge	33	28
Brian R. Gilbert	22	22

Total Years Investment Experience 320 years
Average Years Investment Experience 17.78 years

Sit Mutual Fund Offerings

Higher Risk
Higher Growth Potential

GROWTH

- Developing Markets Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Mid Cap Growth Fund
- Large Cap Growth Fund
- ESG Growth Fund

GROWTH & INCOME

- Small Cap Dividend Growth Fund
- Global Dividend Growth Fund
- Dividend Growth Fund
- Balanced Fund

INCOME

- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- U.S. Government Securities Fund
- Quality Income Fund

Lower Risk
Lower Growth Potential

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

II. Tax-Exempt Funds

- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund

Sit Tax-Exempt Funds' Investment Strategy

The investment objective is to maximize after-tax income by placing major emphasis on:

- The income component of total return
- Over-weighting select, high quality/higher-yielding sectors of the tax-exempt market
- Minimization of capital gains; lower turnover
- Maximizing usage of revenue bonds which carry solid credit ratings but higher yields due to the impact of sinking funds and call provisions
- Heavy use of secondary market for purchases through a network of over 100 broker-dealers
- Callable bonds when expectations are that calls will not be made. These provide an increase in yield to the coupon rate after the call date

Sit Tax-Exempt Funds' Risk Control

Portfolio managers control risk for the tax-exempt funds by:

- Maintaining portfolio durations within a specified range of their benchmark
- Minimizing credit risk by mainly using investment grade securities. Non-rated tax-exempt bonds are utilized, but only after internal research.
- Minimizing liquidity risk by utilizing securities that have sound credit quality, generate significant cash flow, have stable prepayment characteristics, and have well-diversified ownership
- Maintaining a broad issue and geographic diversification with our tax-exempt bond security selections with an average holding of less than one percent of the total portfolio

Sit Tax-Free Income Fund Average Annual Total Returns
As Of December 31, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield
Sit Tax-Free Income Fund	**0.64**	**6.22**	**4.71**	**3.98**	**5.21**	**3.22**
Barclays 5 yr Muni Bond Index	-0.39	1.73	1.79	3.74	5.07	

The Sit Tax-Free Income Fund's inception was September 29th, 1988.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit Tax-Free Income Fund
December 31, 2016

INVESTMENT OBJECTIVES

The Sit Tax-Free Income objective seeks high current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Sit Tax-Free Income strategy is to achieve its objectives is to invest primarily in municipal securities that generate interest income that is exempt from both regular federal income tax and federal alternative minimum tax. During normal market conditions, the Fund invests 100% (and, as a fundamental policy, no less than 80%) of its net assets in such tax-exempt municipal securities. Municipal securities are debt obligations issued by or for U.S. states, territories, and possessions and the District of Columbia, and their political subdivisions, agencies, and instrumentalities.

The Fund invests both in revenue bonds, which are backed by and payable only from the revenues derived from a specific facility or specific revenue source, and in general obligation bonds, which are secured by the full faith, credit and taxation power of the issuing municipality. The Fund generally invests a significant portion of its assets in obligations of municipal housing authorities, which include single family and multi-family mortgage revenue bonds, revenue bonds of health care-related facilities, and revenue bonds of educational institutions, which include higher education institutions, public, private and charter schools, and student loan-backed bonds.

QUALITY RATINGS (%)

		Assessment of Non-Rated Securities	
AAA	10.6	AAA	0.0
AA	29.3	AA	0.3
A	21.9	A	0.2
BBB	4.3	BBB	1.7
Less than BBB	3.7	BB	15.5
Non-Rated	21.4	Less than BB	3.7
Cash and Other Net Assets	8.8		

SECTOR ALLOCATION (%)

Multi Family Mortgage	21.3	General Obligation	6.1
Single Family Mortgage	21.3	Investment Companies	5.4
Other Revenue	11.3	Hospital / Health Care	4.1
Education/Student Loan	7.5	Sectors Less Than 3.0%	8.0
Insured	6.2	Cash and Other Net Assets	8.8

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

PORTFOLIO CHARACTERISTICS

Average Maturity:	16.5 Years
Duration to Estimated Avg. Life:	5.6 Years

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

Sit Tax-Free Fund Historic NAV Vs. 12-Month Distribution Rate

As of December 31, 2016

Sit Tax-Free Income Fund Historic NAV



11.0
10.0
9.0
8.0
7.0
NAV ($)
$9.51
Sep-88
Sep-89
Sep-90
Sep-91
Sep-92
Sep-93
Sep-94
Sep-95
Sep-96
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Sep-09
Sep-10
Sep-11
Sep-12
Sep-13
Sep-14
Sep-15
Sep-16

Sit Tax Free 12-Mo. Distribution Rate



6.0
5.0
4.0
3.0
2.0
YIELD (%)
3.56
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16

The 30-Day SEC Yield as of 12/31/16 was 3.22%

Source: Sit Investment Associates Inc.

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

SIT TAX - FREE INCOME FUND
PORTFOLIO CHARACTERISTICS
(% NET ASSETS)

QUALITY - RATED	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16
AAA	30.8%	30.6%	31.6%	24.2%	11.7%	9.5%	9.6%	8.4%	8.0%	9.9%	11.1%	11.2%	10.7%
AA	5.5	4.4	3.1	8.6	8.0	11.7	12.2	22.9	28.3	23.6	27.8	29.8	29.9
A	26.2	21.2	16.5	12.1	11.8	16.9	17.1	18.5	20.9	23.9	23.0	21.6	22.2
BBB	30.4	33.7	30.0	26.9	27.6	18.5	25.5	16.7	15.2	10.0	7.5	5.5	4.3
<BBB	3.1	3.6	2.6	4.7	5.0	6.7	5.7	6.4	5.7	6.6	5.2	3.8	3.7
CASH EQUIVALENTS	4.0	6.5	1.6	-0.4	1.9	3.7	1.1	4.0	0.9	6.8	2.7	5.5	7.0
TOTAL RATED	**100.0%**	**100.0%**	**85.4%**	**76.1%**	**66.0%**	**67.0%**	**71.2%**	**76.9%**	**79.0%**	**80.8%**	**77.3%**	**77.4%**	**77.8%**
NON-RATED (SIT INTERNAL RATINGS)													
(AAA)	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.4	0.0	0.0	0.0	0.0	0.0
(AA)	0.0	0.0	0.0	0.0	0.0	0.3	1.9	1.7	1.5	1.6	1.4	1.3	0.2
(A)	0.0	0.0	2.2	3.3	2.8	2.7	1.1	0.8	0.8	0.0	0.0	0.2	0.1
(BBB)	0.0	0.0	3.8	5.9	5.1	6.5	7.4	5.3	4.8	3.3	2.4	1.4	1.6
(<BBB)	0.0	0.0	8.6	14.7	26.1	23.5	18.0	14.9	13.9	14.3	18.9	19.7	20.3
(TOTAL NON-RATED)	**0.0**	**0.0**	**14.6**	**23.9**	**34.0**	**33.0**	**28.8**	**23.1**	**21.0**	**19.2**	**22.7**	**22.6**	**22.2**
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A1 / A+	A1 / A+	A2 / A	A3 / A-	Baa1/BBB+	Baa1 / BBB+	Baa1 / BBB+	A3 / A-	A3 / A-	A2 / A	A2 / A	A2 / A	A2 / A

PORTFOLIO COMPOSITION	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16
HOUSING	20.3%	16.4%	15.9%	19.8%	21.6%	24.3%	23.4%	24.5%	33.4%	34.7%	41.3%	42.0%	43.3%
HOSPITAL	18.5	18.5	20.2	21.3	20.7	16.1	14.7	12.2	9.5	6.0	6.0	4.5	4.2
IDR/PCR	9.3	8.9	5.5	4.5	4.2	4.5	4.0	2.3	1.7	1.6	0.9	0.7	0.5
EDUCATION	4.3	3.9	7.8	10.2	11.2	11.2	15.4	14.2	12.0	10.3	9.9	8.3	7.6
LEASES	1.5	1.2	0.7	0.4	0.8	2.3	1.7	0.9	0.4	0.7	0.9	0.8	1.2
INSURED	22.0	21.5	22.2	17.2	5.8	2.7	3.2	3.5	3.2	2.6	5.0	4.9	4.1
INSURED G.O.	N/A	2.1	2.6	3.1	1.0	0.7	1.0	2.5	3.1	3.4	3.1	2.0	2.3
GENERAL OBLIGATION	0.7	0.4	1.0	1.7	1.6	3.3	2.7	4.8	6.2	6.6	6.5	5.9	6.2
UTILITIES	2.7	3.0	1.5	1.1	2.3	2.3	2.1	3.2	4.7	3.2	2.2	2.8	1.3
MUTUAL FUNDS	0.2	0.6	0.7	3.7	6.1	7.4	6.6	7.6	6.0	6.0	6.2	6.1	5.5
ESC. TO MAT/PRE REF	1.1	2.4	4.4	1.9	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.2	1.0
PUBLIC FACILITIES	1.3	1.2	0.8	1.0	2.6	2.8	1.8	1.3	1.2	1.0	0.0	0.4	0.0
OTHER REVENUE	12.3	12.3	14.2	13.1	18.9	16.7	17.4	15.5	14.6	13.6	12.2	12.5	11.6
TRANSPORTATION	0.9	0.6	0.5	0.6	0.6	1.2	3.1	1.9	1.0	2.4	2.7	2.7	2.9
SALES	0.9	0.5	0.4	0.8	0.7	0.8	1.4	1.7	2.1	1.1	0.3	0.6	1.3
CASH EQUIVALENTS	4.0	6.5	1.6	-0.4	1.9	3.7	1.1	3.9	0.9	6.8	2.8	5.6	7.0
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	12.6	11.6	14.0	15.4	15.1	15.1	15.7	16.1	17.9	16.9	17.6	17.0	16.8
WEIGHTED AVG CPN	5.5	5.3	5.3	5.3	5.3	5.1	5.4	5.0	4.8	4.5	4.6	4.5	4.4
WEIGHTED AVG PRICE	100.5	99.6	100.0	94.6	73.4	74.2	75.1	76.8	93.6	86.3	95.9	97.1	95.8
DUR TO AVG LIFE (Yrs)	3.4	3.2	3.9	4.8	5.6	5.6	6.3	6.1	6.2	6.7	5.9	5.7	5.7
BARCLAYS 5-YR YLD TO WORST	2.9	3.5	3.7	3.4	3.0	2.2	2.3	1.5	1.2	1.7	1.5	1.5	2.1

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends ~~and~~ capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Minnesota Tax-Free Income Fund
Average Annual Total Returns As Of December 31, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield
Sit Minnesota Tax-Free Income Fund	**0.14**	**4.45**	**3.44**	**4.05**	**4.71**	**3.11**
Barclays 5 yr Muni Bond Index	-0.39	1.73	1.79	3.74	4.33	

The Sit Minnesota Tax-Free Income Fund's inception was December 1st, 1993.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Minnesota Tax-Free Income Fund
December 31, 2016

INVESTMENT OBJECTIVES

The Sit Minnesota Tax-Free Income objective seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Sit Minnesota Tax-Free Income strategy to achieve its objectives is to invest primarily in municipal securities that generate interest income that is exempt from regular federal income tax and Minnesota regular personal income tax. During normal market conditions, Sit Minnesota Tax-Free Income invests 100% (and, as a fundamental policy, no less than 80%) of its net assets in such tax-exempt municipal securities. Sit Minnesota Tax-Free Income may invest up to 20% of its assets in securities that generate interest income subject to both Minnesota and federal alternative minimum tax ("AMT"). Investors subject to AMT treat the Fund's income subject to AMT as an item of tax preference in computing their alternative minimum taxable income.

Sit Minnesota Tax-Free Income substantially invests in municipal securities issued by the state of Minnesota and its political subdivisions. Sit Minnesota Tax-Free Income invests in both general obligation bonds, which are secured by the full faith, credit and taxation power of the issuing municipality, and in revenue bonds, which are backed by and payable only from the revenues derived from a specific facility or specific revenue source. Sit Minnesota Tax-Free Income generally invests a significant portion of its assets in obligations of municipal housing authorities, which include single family and multi-family mortgage revenue bonds, revenue bonds of health care-related facilities, and revenue bonds of educational institutions, which include higher education institutions, public, private and charter schools, and student loan-backed bonds.

QUALITY RATINGS (%)

		Assessment of Non-Rated Securities	
AAA	4.5	AAA	0.0
AA	31.0	AA	0.0
A	20.4	A	0.3
BBB	7.8	BBB	8.8
Less than BBB	5.8	BB	21.0
Non-Rated	30.1	Less than BB	0.0
Cash and Other Net Assets	0.4		

SECTOR ALLOCATION (%)

Multi Family Mortgage	21.2	Other Revenue	5.8
Hospital / Health Care	17.4	Utility	4.8
Single Family Mortgage	16.0	General Obligation	4.0
Education/Student Loan	14.5	Sectors Less Than 3.0%	8.9
Municipal Lease	7.0	Cash and Other Net Assets	0.4

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

PORTFOLIO CHARACTERISTICS

Average Maturity:	16.8 Years
Duration to Estimated Avg. Life:	5.9 Years

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

Sit Minnesota Tax-Free Income Fund Historic NAV vs. 12-Month Distribution Rate

Sit MN Tax-Free Income Fund Historic NAV



11.0
10.5
10.0
9.5
9.0
8.5
8.0
NAV ($)
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
$10.25

Sit MN Tax-Free Income Fund 12-Month Distribution Rate



6.0
5.5
5.0
4.5
4.0
3.5
3.0
Yield (%)
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
3.02%

The 30-Day SEC Yield as of 12/31/16 was 3.11%

Source: Sit Investment Associates, Inc.

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

SIT MINNESOTA TAX-FREE INCOME FUND PORTFOLIO CHARACTERISTICS

QUALITY	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15	12/31/16
AAA	17.1%	17.3%	19.6%	17.0%	9.8%	8.2%	6.8%	7.7%	7.1%	5.9%	4.6%	6.5%	4.4%
AA	6.2	12.7	10.7	8.1	16.8	18.7	19.1	22.6	19.7	22.4	22.2	24.5	30.2
A	16.7	13.2	10.9	13.5	15.8	16.9	18.8	17.3	16.3	20.8	20.7	20.4	20.0
BBB	14.2	15.4	13.4	17.4	15.5	15.8	15.6	15.8	12.0	13.0	10.2	7.9	7.8
<BBB	1.7	3.1	2.6	3.1	3.1	1.3	1.8	0.6	1.2	1.0	1.4	3.6	5.7
CASH EQUIVALENTS	7.7	6.5	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.2	9.1	7.8	2.3
PERCENT RATED	63.6%	68.2%	62.4%	62.4%	62.2%	65.9%	65.2%	67.5%	66.5%	65.3%	68.2%	70.7%	70.4%
NON-RATED (SIT INTERNAL RATINGS)													
(AAA)	4.1	2.2	1.7	0.5	0.0	0.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0
(AA)	1.0	1.0	1.0	1.0	1.0	0.4	2.7	3.0	1.8	2.6	2.0	1.2	0.0
(A)	6.2	5.4	9.3	7.6	7.5	7.7	3.7	3.0	1.2	0.9	0.8	0.4	0.3
(BBB)	18.0	17.0	17.8	19.1	18.2	15.8	14.4	13.9	11.7	10.0	7.8	8.0	8.7
(BB)	7.1	6.2	7.8	9.4	11.1	10.2	13.0	12.6	18.8	21.2	21.2	19.7	20.6
PERCENT NON-RATED	36.4%	31.8%	37.6%	37.6%	37.8%	34.1%	34.8%	32.5%	33.5%	34.7%	31.8%	29.3%	29.6%
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A3 / A-	A2 / A	A2 / A	A2 / A	A3/A-	A2 / A	A3 / A-	A2 / A	A2 / A	A3 / A-	A2 / A	A3 / A-	A3/A-
PORTFOLIO COMPOSITION													
HOUSING	36.0%	28.9%	27.2%	28.9%	32.1%	32.5%	34.1%	34.4%	31.0%	39.1%	36.4%	36.6%	36.7%
SINGLE FAMILY	*2.9*	*5.4*	*4.6*	*7.5*	*12.2*	*14.6*	*12.4*	*17.3*	*12.5*	*17.6*	*16.6*	*15.8*	*15.6*
MULTI FAMILY	*33.1*	*23.5*	*22.6*	*21.4*	*19.9*	*17.9*	*21.7*	*17.1*	*18.5*	*21.5*	*19.8*	*20.8*	*21.0*
HOSPITAL	18.9	22.3	21.5	25.1	25.5	22.1	20.1	19.1	17.2	16.4	16.2	14.9	17.2
OTHER REVENUE	8.6	7.9	8.7	9.7	9.9	11.4	13.4	13.1	12.7	13.3	10.9	10.9	9.2
EDUCATION	4.7	4.2	9.2	12.4	11.0	10.5	10.5	11.5	11.1	11.6	11.0	11.7	14.3
UTILITIES	0.4	1.9	0.8	3.8	6.4	5.3	7.2	5.6	5.0	4.8	5.2	4.2	4.8
INSURED	7.8	6.7	8.7	5.2	4.9	3.7	3.6	3.0	2.8	1.1	1.7	1.3	0.5
LEASES	2.3	3.7	3.3	2.5	2.4	2.2	2.5	2.9	4.2	4.3	4.5	4.8	7.0
IDR/PCR	6.8	7.5	5.7	2.7	3.5	2.7	2.6	2.1	1.3	1.2	0.3	0.2	0.2
ESC. TO MAT/PRE REF	4.1	4.9	6.6	4.3	0.3	2.1	0.0	0.0	0.3	1.4	0.9	3.3	1.9
MUTUAL FUNDS	0.0	0.0	0.0	1.0	0.8	0.9	0.8	0.8	1.0	1.7	1.4	1.3	1.3
GENERAL OBLIGATION	1.9	4.5	2.4	0.6	1.5	0.8	0.5	2.5	2.2	2.0	1.5	2.7	4.0
INSURED - G.O.	0.0	0.9	0.2	0.1	0.0	0.4	1.0	1.0	0.7	0.7	0.6	0.1	0.1
PUBLIC FACILITIES	0.8	0.1	0.5	0.4	0.5	0.4	0.6	0.5	0.3	0.3	0.3	0.2	0.5
CASH EQUIVALENTS	7.7	6.5	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.1	9.1	7.8	2.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	13.1	12.8	14.0	15.5	14.6	14.7	15.4	16.1	14.5	16.6	15.3	15.2	16.5
WEIGHTED AVG CPN	5.5	5.4	5.4	5.3	5.3	5.1	5.4	5.2	4.6	5.0	4.5	4.5	4.7
WEIGHTED AVG PRICE	102.0	102.1	102.9	98.5	84.3	97.1	95.7	100.9	104.2	97.0	103.5	103.9	102.0
DURATION TO AVERAGE LIFE (Yrs)	4.2	3.8	4.2	4.9	5.1	4.9	5.5	5.4	4.2	5.4	4.7	4.8	5.8

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

V. Disclosures

Disclosure Page

Mutual fund investing involves risk; principal loss is possible. There is no guarantee that a Fund's objectives will be achieved, and the market value of securities held by a Fund may fall or fail to rise. Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. More information on the risks specific to each Fund is included in each Fund's prospectus. Prospectuses may be obtained by calling Sit Mutual Funds at 800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Disclosure Page

Risks specific to Sit MN Tax-Free Fund

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to an single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Risks specific to Tax-Free Fund

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Disclosure Page

Index Descriptions

The Bloomberg Barclay's Capital 5-Year Municipal Bond Index is an unmanaged of long-term, fixed-rate, investment-grade tax-exempt bonds representative of the municipal bond market. The Barclays Municipal Bond Index is an unmanaged, broad-based benchmark that measures the investment grade U.S. dollar –denominated, fixed tax-exempt bond market. It includes state and local general obligation, revenue, insured, and pre-refunded bonds. It is not possible to invest directly in an index.

Definition of Terms

Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Constant Prepayment Rate (CPR) measures mortgage prepayments as a percentage of the current outstanding mortgage pool balance. A 10% CPR means that 10% of the mortgage pool's balance is likely to prepay over the next year.

Yield to Worst is the lower of either the yield to maturity or yield to call. It is the lowest possible yield an investor will receive without a default occurring.